EXHIBIT (e) (63)

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QUESTIONS AND ANSWERS ABOUT THE MOTOROLA TENDER OFFER

Q:    What does the Company recommend I do in response to Motorola’s tender offer?

A:    The Next Level Board of Directors has determined that Motorola’s unsolicited tender offer is inadequate and that the process Motorola is using to squeeze out our minority stockholders is unfair. The Board’s decision was based upon the unanimous recommendation of its Independent Committee, comprised solely of non-management directors with no affiliation with Motorola, made after careful consideration, including a review of the financial aspects of Motorola’s unsolicited tender offer with independent financial advisor, Morgan Stanley.

Accordingly, the Next Level Board recommends that stockholders reject Motorola’s unsolicited tender offer and not tender their shares pursuant to the Motorola tender offer.

Q:    Whom may I contact if I have questions about Next Level’s recommendation not to tender your shares under the Motorola offer.

A:    If you have questions or need assistance in withdrawing your shares, you may contact Mackenzie Partners, Inc. at
(800)-322-2885 Toll-Free or at (212)-929-5500 collect.

Q:    Why do the Board and Independent Committee consider the $1.04 tender offer inadequate and unfair?

A:    In reaching its determination and recommendations, the Next Level Board concurred with the Independent Committee’s recommendation that Motorola’s unsolicited tender offer is inadequate and unfair to minority stockholders for the following reasons:

• The Next Level Board believes that Motorola’s unsolicited tender offer is inadequate from a financial point of view;

• The Next Level Board believes that the process by which Motorola is attempting to acquire the minority shares is unfair; and

• The Next Level Board believes that Motorola’s unsolicited tender offer—particularly when considered with Motorola’s past conduct and support, Motorola’s abrupt change of position with respect to its ongoing support of Next Level and Motorola’s refusal to negotiate—has a coercive effect on Next Level and minority stockholders.

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Thus, the Next Level Board believes that Motorola’s process is unfair and that Motorola is trying to avoid a negotiated transaction in which Motorola has a legal duty to pay you as minority stockholders a fair price for your shares.

A full discussion of the reasons that the Board recommends you not tender your shares can be found in an enclosed copy of the Schedule 14D-9 which was filed today with the Securities and Exchange Commission. We urge you to read it carefully.

Q:    Why would Motorola launch an unsolicited tender offer, as opposed to discussing the matter and negotiating with Next Level’s Board of Directors?

A:    By making a tender offer directly to stockholders, Motorola is attempting to avoid having to negotiate with Next Level’s Independent Directors, who have a fiduciary responsibility to protect you, Next Level’s minority stockholders. Next Level is a Delaware corporation, and Motorola is the controlling stockholder of Next Level. Under Delaware case law, if Motorola were to negotiate a transaction agreement with the Independent Directors, Motorola would have a legal duty to deal “fairly” with the minority stockholders and to pay a “fair price” for your shares. Through the unsolicited tender offer, Motorola is trying to avoid its legal duty to pay you a fair price for your shares in any negotiated transaction and to treat you fairly as the minority stockholders.

Q:    What stockholders have declared their positions regarding the tender offer?

A:    The largest non-Motorola stockholder of Next Level – Next Level Partners, LLC, which owns more than 1.8 million Next Level shares – has publicly stated that it will not tender its Next Level shares at $1.04 per share. In addition, the Management of Next Level, including J. Michael Norris, CEO, James F. Ide, CFO and Keith A. Zar, Senior Vice President and General Counsel, have agreed not to tender their shares, totaling 81,887 shares.

Q:    Why is Next Level suing Motorola?

A:    We believe that Motorola’s tender offer does not excuse Motorola from its legal duties to engage in a fair process and to pay a fair price. We also firmly believe that Motorola has violated its non-disclosure agreement with Next Level and is basing its tender offer on material, non-public information that Motorola acquired from Next Level.

For these reasons, we had no choice but to file litigation against Motorola in the Court of Chancery for the State of Delaware. The litigation is intended to force Motorola to employ a fair process and to pay a fair price for any of your shares that it may ultimately buy.

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Q:    How many Next Level shares need to be tendered for Motorola to complete its tender offer for Next Level?

A:    Motorola’s offer is conditioned upon the tender of a sufficient number of shares of common stock such that, after the offer is completed, a majority of the minority holders of Next Level common stock tender their shares in the offer, and it would own at least 90% of the outstanding shares of Next Level common stock. However, Motorola has reserved the right to waive the 90% condition.

Motorola currently owns 64,103,724 shares of Next Level common stock, or approximately 74% of the outstanding common stock of Next Level, preferred stock convertible into 91,717,884 Next Level shares, and warrants to acquire an additional 40,186,630 shares. As of January 31, 2003, there were 87,109,401 shares of Next Level common stock outstanding. Thus, non-Motorola shareholders owning at least 11,502,841 shares (more than 50%) must tender in order for Motorola to complete its tender offer.

Q:    Will Motorola increase its tender offer price from $1.04?

A:    We obviously cannot speculate on what Motorola will do. What your Board and Independent Committee believe is that Motorola’s offer of only $1.04 per share significantly undervalues the long-term value inherent in Next Level stock. In addition, we note that Next Level’s stock price has traded above the $1.04 per share tender offer price every day since Motorola commenced its unsolicited offer.

Q:    Why is Next Level as a stand-alone business a compelling investment opportunity?

A:    We believe that Next Level’s continuing progress with the Regional Bell Operating Companies and other major North American telecommunications service providers could result in significantly increased revenue and operating performance.

In addition, Next Level has made significant improvement in its operating results and financial position over the last year. Revenues for the fourth quarter of 2002 grew 15% from the prior quarter from $12.3 million to $14.2 million, and Next Level’s December 31, 2002 backlog increased to $7.9 million from $2.8 million at September 30, 2002. Cash flow from operations improved from negative $127.8 million in 2001 to negative $34.1 million in 2002 and negative $5.1 million in the fourth quarter of 2002. During 2002, Next Level reduced annual operating expenses by more than $40 million from the prior year and aggressively managed working capital as demonstrated by significant inventory reductions and collection improvements over the last year. As of December 2002, Next Level’s cash balance was $33.4 million, and its notes payable and gross long-term liabilities had been reduced by $58.6 million over the last year to $97.8 million as of December 31, 2002. Next Level has exceeded or come within the range of its publicly disclosed revenue projections for each of the last four quarters.

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Q:    When does the Motorola tender offer expire?

A:    The Motorola tender offer is scheduled to expire on February 25, 2003. However, Motorola may extend the offer at any time prior to the expiration date. If Motorola decides to extend the tender offer, Motorola must publicly announce the extension no later than 9:00 a.m., Eastern Time, on February 26, 2003.

Q:    What happens to my shares of Next Level common stock if Motorola fails to complete the tender offer or withdraws the offer before the expiration date?

A:    If Motorola does not complete the tender offer for any reason, you will continue to be a stockholder of Next Level, an independent publicly traded company.

Q:    If all of the conditions to the tender offer are met and Motorola completes the offer, what happens to my shares of Next Level common stock if I did not tender into the offer?

A:    Motorola has stated, that as soon as practicable after the completion of the offer, it expects to effect a short-form merger of Next Level and Next Level Holdings Corporation, a wholly owned subsidiary of Motorola. If you did not tender your shares of Next Level common stock in the offer and Motorola effected this merger, your shares would be converted in the merger into the right to receive the same number of shares of Motorola common stock that you would have received if you had tendered your Next Level shares in the tender offer (unless you perfect your appraisal rights under Delaware law). If all of the conditions to the offer are met and the offer is completed, no further Next Level stockholder or Next Level Board action is required for Motorola to complete the merger. As a result, Motorola could effect a merger between Next Level and a wholly owned subsidiary of Motorola.

Q:    If I have already tendered my shares into the Motorola tender offer, how can I withdraw those shares?

A:    If you are a registered shareholder you may withdraw your shares from the Motorola tender offer by sending a written or facsimile transmission notice of withdrawal to Mellon Investor Services LLC, the depositary, prior to February 25, 2003, the expiration date of the offer. Mellon Investor Services’ mailing address and facsimile number can be found on the back cover of the Offer to Purchase that Motorola distributed to you in connection with the tender offer.

If your brokerage firm or bank tendered your shares on your behalf only they can send a notice of withdrawal. You should contact them and ask them to send the notice of withdrawal immediately on your behalf.

IMPORTANT NOTE:    If you have questions or need assistance in withdrawing your shares, you may contact Mackenzie Partners, Inc. at (800)-322-2885 Toll-Free or at (212)-929-5500 collect.

Q:    What is a Solicitation/Recommendation Statement on Schedule 14D-9?

A:    A Solicitation/Recommendation Statement on Schedule 14D-9 is the legal document, which is filed with the Securities and Exchange Commission, that sets forth the Next Level Board of Directors’ recommendation as to whether the stockholders of Next Level should accept or reject the Motorola tender offer. Under the securities laws, Next Level is required to distribute a copy of the Schedule 14D-9 to its stockholders. We encourage you to read Next Level’s Schedule 14D-9, which was filed with the Securities and Exchange Commission on February 4, 2003 and subsequently mailed to the stockholders of Next Level, as the same may be amended from time to time as it contains, among other things, the Board of Directors’ assessment of the Motorola tender offer, the Next Level Board of Directors’ recommendation to the stockholders of Next Level to reject the Motorola tender offer, and the reasons for the recommendation. Click here for a link to Next Level’s Schedule 14D-9 filed on February 4, 2003.

Click here for the cover letter to Next Level’s Schedule 14D-9.

Q:    Has Next Level issued a press release regarding the Board’s recommended response to the Motorola tender offer?

A:    Yes, the Next Level Board of Directors has determined that Motorola’s unsolicited tender offer is inadequate and that the process Motorola is using to squeeze out our minority stockholders is unfair. Click here to read Next Level’s press release covering the Board’s recommendation.